Stradling Yocca Carlson & Rauth
Robert E. Rich direct dial: (949) 725-4156 rrich@sycr.com	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000
SAN DIEGO (858) 926-3000
SAN FRANCISCO (415) 283-2240
SANTA BARBARA (805) 730-6800
SANTA MONICA (424) 214-7000
SACRAMENTO (916) 449-2350

June 4, 2012

VIA EDGAR

Perry J. Hindin
Special Counsel, Office of Mergers and Acquisitions
Brandon Hill, Attorney-Adviser,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualstar Corporation (File No. 000-30083)
Soliciting material filed pursuant to Exchange Act Rule 14a-12
Filed May 29, 2012

Ladies and Gentlemen:

On behalf of Qualstar Corporation (“Qualstar” or the “Company”), we are responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2012, with respect to the soliciting material referenced above (the “Comment”).  For the Staff’s convenience, Comment No. 1 is set forth below.

General

1.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  Please provide support for the following:

•	“[I]t appears that none of BKF’s nominees, including Bronson, has ever successfully managed a publicly held operating company”; and

•	“Mr. Firestone has over 30 years of executive management experience.”

We understand from a review of the biographies of BKF’s nominees that Messrs. Edward Fred and David Wolenski have public company management experience.  Mr. Fred is the Chief Executive Officer of CPI Aerostructures, Inc., a publicly-traded aerospace company.  Mr. Wolenski was previously Chief Executive Officer of OZO Diversified Automation, Inc., a publicly traded company.

Division of Corporation Finance
United States Securities and Exchange Commission
June 4, 2012

We understand from a review of Mr. Firestone’s biography that he has served in executive management positions at several companies since 1996.  Please provide support for your assertion that he has served in executive management positions since 1982.

Supplemental Information Regarding David Wolenski:

Set forth below is information, obtained from publicly available SEC reports, regarding Mr. Wolenski’s tenure at OZO Diversified Automation, Inc., which changed its name to Ridgefield Acquisition Corp. in March 20031 (“Ridgefield”).

•
David J. Wolenski served as President and Chief Executive Officer of Ridgefield from September 23, 1996 to November 1, 1999 and as a member of the Board of Directors of Ridgefield from September 23, 1996 to March 15, 2000.2

•	Although Ridgefield did generate revenues in 1997 under Wolenski’s management, revenues declined 34% in 1998 and Ridgefield incurred a loss of $229,445 in 1998.3

•	In March 1999, Ridgefield sold all of its assets for net cash proceeds of approximately $600,000.4

•
In May 1999, Ridgefield disclosed it expected to spend $600,000 for research and development of a “prototype micro robotic device” and for general and administrative expenses through approximately June 2000.5

•	In November 1999, Wolenski resigned as President and Chief Executive Officer of Ridgefield but remained a director of Ridgefield.6

1 OZO Diversified Automation, Inc. changed its name to Bio-Medical Automation, Inc. in March 1999.  In connection with an application for reinstatement after being administratively dissolved by the Secretary of State of the State of Colorado for failing to timely file its biannual registration, it then changed its name to Ridgefield Acquisition Corp. in March 2003.  See Item 2 of Ridgefield’s Current Report on Form 8-K, filed with the SEC on March 22, 1999 and Item 5 of Ridgefield’s Current Report on Form 8-K, filed with the SEC on March 7, 2003.
2 See Item 12 of Ridgefield’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed with the SEC on April 15, 1997; p. 12 of Ridgefield’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, filed with the SEC on November 12, 1999; and p. 1 of Ridgefield’s Statement regarding Change in Majority of Directors on Form SC 14F1, filed with the SEC on March 14, 2000.
3 See “Discussion of Discontinued Operations Results of Operations” and p. F-4 of Ridgefield’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the SEC on April 15, 1999.
4 See Item 2 of Ridgefield’s Current Report on Form 8-K, filed with the SEC on March 22, 1999.
5 See p. 6-7 of Ridgefield’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the SEC on May 21, 1999.

Division of Corporation Finance
United States Securities and Exchange Commission
June 4, 2012

•
In March 2000, Steven N. Bronson acquired majority control of Ridgefield, Mr. Wolenski resigned as a director of Ridgefield, and Mr. Bronson was appointed as Ridgefield’s President, Secretary, Treasurer and a Director.7

•
In August 2000, Ridgefield disclosed that it was unlikely that Ridgefield would ever complete the development of the micro robotic device and in 2003, Ridgefield disclosed that it had been unable to complete the micro-robotic device and had ceased development of the device. It also disclosed that it had never derived any revenues from the micro-robotic device.8

We respectfully submit that this publicly available information provides a reasonable basis for the statement made by Qualstar in its press release dated May 29, 2012, which is quoted in Comment No. 1 above, as it relates to Mr. Wolenski not having successfully managed a publicly held operating company.  The above information shows that under Mr. Wolenski’s management, Ridgefield sold all of its assets and committed the proceeds from such sale to the failed endeavor of developing a micro robotic device which never generated revenues for Ridgefield.  In fact, since the sale of Ridgefield’s assets under Wolenski’s management in 1999, to this date, Ridgefield has never generated revenues from operations and is essentially now a shell company.

Edward Fred:

The statement made by Qualstar in its press release dated May 29, 2012, which is quoted in Comment No. 1, however, was overbroad and erroneous as it relates to Mr. Fred.  That error was wholly inadvertent and not intentional and was not discovered until we received the Staff’s comment letter.  Qualstar’s intention, in making that statement was to focus on Steven Bronson and the three of his other nominees who, apparently, have never successfully managed a publicly held operating company, such as is the case with Mr. Wolenski.  However, the statement admittedly failed to make that distinction.

We can assure you that Qualstar will take greater care to avoid errors of this nature in its future materials.

Supplemental Information Regarding Lawrence Firestone:

We will be furnishing, later today, to the Staff as supplemental information pursuant to Rule 12b-4 under the Exchange Act of 1934, a copy of Mr. Firestone’s resume, which includes his employment history dating back to 1981.  This resume was prepared more than one year ago, so it does not include his employment as Chief Financial Officer of Xiotech Corporation, a position he held from February 2011 until May 31, 2012, as disclosed in Qualstar’s preliminary proxy statement.  Mr. Firestone’s resume will be provided under separate cover and shall not be deemed to be filed with or deemed part of Qualstar’s proxy statement.  In accordance with Rule 12b-4, we request that, after you have reviewed his resume, you either return it to the undersigned or destroy it.

6 See p. 12 of Ridgefield’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, filed with the SEC on November 12, 1999.
7 See p. 2 of Ridgefield’s Statement regarding Change in Majority of Directors on Form SC 14F1, filed with the SEC on March 14, 2000.
8 See p. 8 of Ridgefield’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000, filed with the SEC on August 14, 2000 and p. 3 of Ridgefield’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003.

Division of Corporation Finance
United States Securities and Exchange Commission
June 4, 2012

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156 or those copied on this letter at the telephone numbers indicated below.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:	Ben A. Frydman, Stradling Yocca Carlson & Rauth, (949) 725-4150 Daniel S. Kim, Stradling Yocca Carlson & Rauth, (949) 725-4188